Exhibit 12

OWENS-ILLINOIS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended March 31,
	2004	2003
Earnings before income taxes, and minority share owners' interests	$78.3	$54.5
Less: Equity earnings	(5.6)	(5.8)
Add: Total fixed charges deducted from earnings	118.4	113.6
Proportional share of pre-tax earnings of 50% owned associates	2.8	2.8
Dividends received from equity investees	2.3	2.4

Earnings available for payment of fixed charges	$196.2	$167.5

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$109.5	$105.4
Portion of operating lease rental deemed to be interest	4.0	2.6
Amortization of deferred financing costs and debt discount expense	4.9	5.6

Total fixed charges deducted from earnings and fixed charges	$118.4	$113.6

Ratio of earnings to fixed charges	1.7	1.5